UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayers ID (CNPJ) 02.429.144/0001 -93
Company Registry NIRE 353.001.861 -33

EXCERPT FROM THE MINUTES OF 149TH MEETING OF THE BOARD OF
DIRECTORS HELD ON FEBRUARY 24 2010

1. DATE, TIME AND PLACE: On February 24 (twenty-four) 2010 at 2:00 p.m. (two o’clock) at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary – Fabiana Moser Leonis Ramos.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the attending members of the Board:

(i) Take Cognizance of the Work Schedule of the Board Advisory Committees and Commissions this month;

(ii) Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses and the sector indicators as well as the status of the principal energy distribution and generation projects;

(iii) Approved the minutes of the 148th Meeting of the Board of Directors held on January 27 2010;

(iv) Approved pursuant to item “b” of Article 18 of the Company’s Bylaws, the revision of the 2010 Budget and the forecasts in the Multi-Annual Plan 2010/2014 of the Company and the Controlled Companies with a view to up-dating the following information: (i) figures for the fiscal year 2009, (ii) database for the macroeconomic scenario, (iii) charges ratified by ANEEL and (iv) seasonal adjustment of the energy purchase contracts, recommending to its representatives with seats on the management bodies of the controlled companies to vote in favor of the approval of the updating of the respective Budgets and the Multi-Annual Plan 2010/2014;

It is hereby recorded that the revision of the Budget: (a) was examined on a preliminary basis by the Budget Commission, which opined favorably as to its submission for deliberation by the Board of Directors, (b) does not contemplate the effects of the methodological amendment to the calculation of the tariff readjustment through Addenda to the Distributors’ Concession Contracts and (c) the Board of Directors further requested that the surplus forecast for the Private Pension Plan of Fundação CESP be contemplated in the 2010 Budget;

(v) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and the conditions described in the Board of Executive Officers Resolution number 2010017, the contracting by CPFL Energia, of a bank guarantee, totaling up to R$ 90,000,000.00 (ninety million reais), as a guarantee for the 6th tranche of funds to be drawn down from the National Economic and Social Development Bank (“BNDES”) for the financing granted to Foz do Chapecó Energia S.A. (“Foz do Chapecó”), this value corresponding to the shareholding stake held by Furnas Centrais Elétricas S.A. (“Furnas”) in Chapecoense Energia S.A. (“Chapecoense”), to be issued by Banco Santander Brasil S.A. (“Santander”) in favor of the BNDES and by Banco Itaú BBA S.A. (“Itaú BBA”) in favor of the BNDES and the On-lending Banks;

(vi) (vi.i) Take Cognizance as to the favorable opinion on the approval of the financial statements and the allocation of the results relative to the fiscal year ending December 31 2009 by the management bodies of the controlled companies, and recommended their approval by the representatives of CPFL Energia at the respective General Shareholders’ Meeting, recording further, that the controlled companies Chumpitaz Participações and CPFL Bio Formosa were non-operational in the fiscal year 2009 and for this reason, no results are allocable to these companies;

(vi.ii) Take Cognizance as to the favorable opinion of the management bodies of the controlled companies CPFL Paulista, CPFL Piratininga, RGE and CPFL Santa Cruz for approval of an increase in capital stock through conversion of the tax break on goodwill resulting from incorporation recorded as “Capital Reserve”, pursuant to CVM Instructions 319/99 and 349/01, and the consequent amendment to the text of Article 5 of their respective Bylaws, recommending its approval by the representatives of CPFL Energia on the occasion of the respective General Shareholders’ Meetings (resolutions of the Board of Executive Officers, numbers 2010023, 2010021, 20101715 and 2010025);

(vii) (vii.i) Examined the Company’s Management Report, Financial Statements and the respective Explanatory Notes for the fiscal year ending December 31 2009, together with the Opinion of KPMG Auditores Independentes, on which a net income of R$ 1,286,469,787.72 (one billion, two hundred and eighty-six million, four hundred and sixty-nine thousand, seven hundred and eighty-seven reais and seventy-two centavos) was recorded pursuant to the Resolution number 2010014 of the Board of Executive Officers, opining favorably on their submission for deliberation by the Ordinary General Meeting pursuant to Article 18, item “e” and Article 29 of the Company’s Bylaws;

(vii.ii) Opined favorably, pursuant to item “e” of Article 18 and Paragraph 3 of Article 29 of the Company’s Bylaws, as to the conditions of the proposal for the allocation of net income for the fiscal year 2009, as follows: (a) establishment of a Legal Reserve amounting to R$ 64,323,489.39 (sixty-four million, three hundred and twenty-three thousand, four hundred and eighty-nine reais and thirty-nine centavos), (b) payment of an interim dividend for account of profits recorded as of the baseline date of June 30 2009 totaling R$ 571,670,544.88 (five hundred and seventy-one million, six hundred and seventy thousand, five hundred and forty-four reais, and eighty-eight centavos), to be incorporated into the minimum mandatory dividend for the fiscal year, already approved by the 141st meeting of the Board of Directors held on August 10 2009 pursuant to Article 31 of the Bylaws, and (c) declaration of a complementary dividend amounting to R$ 655,017,032.92 (six hundred and fifty-five million, seventeen thousand and thirty-two reais and ninety-two centavos), equivalent to R$ 1.364872065 per share, the payout of which to the shareholders shall be implemented by resolution of the Ordinary General Meeting, on a date to be set by the Board of Executive Officers, in accordance with the availability of resources and through simple notification to the Board of Directors;

It was further recorded that the meeting was attended by Messrs Márcio Santos, representative of KPMG Auditores Independentes, and José Reinaldo de Magalhães, representative of the Company’s Fiscal Council, pursuant to Paragraph 3, Article 163 of Law 6.404/76, the latter informing that the documents approved herein had been previously examined by the Fiscal Council, the Opinion of which shall be issued at a meeting which shall be held on this date;

(vii.iii) Resolved, pursuant to Articles 124 and 132 of Law 6.404/76, to call a General Shareholders Meeting on April 20 2010 to deliberate on the approval of the Financial Statements and the allocation of the result for the fiscal year 2009;

(viii) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and the conditions of the Resolution of the Board of Executive Officers number 2010015, the rendering of a guarantee by CPFL Energia, in the form of a bank guarantee or ‘aval’, for financing to be contracted by the controlled companies, CPFL Paulista, CPFL Piratininga and RGE with the BNDES, having as the on-lending and structuring agent, Itaú BBA, in the total amount of up to R$ 761,337,000.00 (seven hundred and sixty-one million, three hundred and thirty-seven thousand reais), under the Enterprise Financing Program (“FINEM”) and the Investment Sustainability Program (“PSI”) schemes, the resources from which are to be allocated to investments in expansion and modernization of the electricity assets for the biennial period 2010 – 2011, with the principal characteristics described in the respective resolutions of the Board of Executive Officers numbers 2010027, 2010025 and 20101714, recommending a vote in favor of approving the matter by the Boards of Directors of the said controlled companies;

(ix) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and the conditions of the Resolution of the Board of Executive Officers number 2010016, the rendering of a guarantee by CPFL Energia, in the form of a bank guarantee or ‘aval’, for financing to be contracted by the controlled company, CPFL Brasil, with the BNDES, having as the on-lending and structuring agent, Itaú BBA, in the total amount of up to R$ 394,400,000.00 (three hundred and ninety-four million, four hundred thousand reais), under the FINEM and PSI schemes, the resources from which are to be allocated to investments in the generation of energy pursuant to the Resolution number 2010021 of the Board of Executive Officers of CPFL Brasil, recommending representatives of the Company on the management bodies of the controlled company, CPFL Brasil, to vote in favor of the approval of financing from the BNDES;

(x) Approved, pursuant to item “z” of Article 18 of the Company’s Bylaws and Resolution number 20101717 of the Board of Executive Officers of RGE, the amendment of the Third and Seventh Sub-Clauses of the Seventh Clause of the Concession Contract for Distribution of Electric Energy number 013/97 – ANEEL, for the purpose of modifying the annual tariff readjustment date, all other contractual clauses remaining unchanged, authorized the Board of Executive Officers of the Company, in its capacity as direct controlling shareholder, to sign the Fifth Addendum Agreement to the said Concession Contract, and recommended the Company’s representatives on the Board of Directors of RGE to vote in favor of the approval of this matter;

(xi) Approved, pursuant to item “z” of Article 18 of the Company’s Bylaws, the standard model of the Addendum Agreement which amends the Fifth, Sixth and Eighteenth Sub-Clauses of the Seventh Clause of the Electric Energy Distribution Concession Contract of the controlled companies, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Leste Paulista and CPFL Mococa with the purpose of modifying the procedures for calculating the annual tariff readjustments with a view to attaining neutrality of the sector charges, authorized the Board of Executive Officers of the Company, as direct controlling shareholder, to sign the respective addendum agreements and recommended the Company’s representatives in the management bodies of these controlled companies to vote in favor of its approval; and

(xii) Recommended the Company’s representatives who in the management bodies of the controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Leste Paulista and CPFL Sul Paulista, to vote in favor of the following matter: HIRING OF A COMPANY TO RENDER SERVICES AND/OR SUPPLY EQUIPMENT AND MATERIAL AND SUPPLY POWER TRANSFORMERS – Resolutions of the Board of Executive Officers numbers 2010025, 2010023, 20101716, 2010024 and 2010023.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores Moura Carneiro de Novaes and Fabiana Moser Leonis Ramos (Secretary).

This is a free English translation of the extract from the original minutes drafted to the
Minutes Register.

Fabiana Moser Leonis Ramos
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.